ProLogis
4545 Airport Way
Denver, CO 80239
May 9, 2008
VIA EDGAR
Daniel L. Gordon
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	ProLogis
Form 10-K for the year ended December 31, 2007
Filed February 28, 2008
Form 10-K/A for the year ended December 31, 2007
Filed March 17, 2008
Definitive Proxy Statement on Schedule 14A
Filed March 25, 2008
File No. 1-12846
Dear Mr. Gordon:
          We are writing in response to your letter dated April 25, 2008, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on ProLogis’s (the “Company”) (a) Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2008, (b) Form 10-K/A for the year ended December 31, 2007 filed with the SEC on March 17, 2008 (such 10-K/A, together with the original 10-K, the “10-K”), and (c) Definitive Proxy Statement on Schedule 14A filed with the SEC on March 25, 2008. We have carefully considered the Staff’s comments and our responses are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in italicized text.
Form 10-K for the year ended December 31, 2007

Same Store Analysis, page 38
1. We note your response to our prior comment 2 requesting additional time to respond. Please provide your response within 10 business days. In a phone conversation you indicated that the registrant would not be able to respond until the third quarter. If you cannot respond before the filing of your next periodic report please do not include this disclosure until you meet the requirements of 10(e) of Regulation S-K.
          On May 2, 2008, Mr. Jeff Finnin, the Company’s Chief Accounting Officer, spoke with Jonathan Wiggins about prior comment 2 and the disclosure concerning same-store data that the Company planned to include in its Form 10-Q for the quarterly period ended March 31, 2008 and which was to be filed on May 6, 2008. Mr. Finnin offered to send a draft of such disclosure to the Staff for review prior to the Company’s filing of such Form 10-Q with the SEC, however, due to the timing of the anticipated filing of the Form 10-Q, it was decided with Mr. Wiggins that the Company should file the Form 10-Q with the SEC, including the new same-store disclosure, and then subsequently respond to your April 25, 2008 comment letter. The Company believes that the same-store information included in that Form 10-Q (filed on May 6, 2008) complies with the disclosure requested in prior comment 2, including the requirements of Item 10(e) of Regulation S-K. Presented below is the same-store disclosure contained in Item 2 of the Form 10-Q as filed.
          Same Store Analysis
     We evaluate the operating performance of the operating properties we own and manage using a “same store” analysis because the population of properties in this analysis is consistent from period to period, thereby eliminating the effects of changes in the composition of the portfolio on performance measures. We include properties owned by us, and properties owned by the property funds and industrial CDFS joint ventures and managed by us, in our same store analysis. We have defined the same store portfolio, for the three months ended March 31, 2008, as those operating properties that were in operation at January 1, 2007 and have been in operation throughout the full periods in both 2008 and 2007. We have removed all properties that were disposed of to a third party from the population for both periods. We believe the factors that impact rental income, rental expenses and net operating income in the same store portfolio are the same as for the total portfolio. In order to derive an appropriate measure of period-to-period operating performance, we remove the effects of foreign currency exchange rate movements by using the current exchange rate to translate from local currency into US dollars, for both periods, to derive the same store results. The same store portfolio, for the three months ended March 31, 2008, aggregated 2,217 buildings containing 378.1 million square feet.
     The following is a reconciliation of our consolidated rental income and rental expenses, as included in our Consolidated Financial Statements in Item 1, to net operating income of the same store portfolio. See Note 12 to such financial statements for a reconciliation of net operating income for our business segments to earnings before minority interests.

	For the Three Months
	Ended
	March 31,		Percentage
	2008	2007	Change
Rental Income (1)
Rental income per our Consolidated Statements of Earnings and Comprehensive Income	$268,859	$256,549
Adjustments to derive same store results:
Rental income of properties managed by us and owned by our unconsolidated investees	353,757	304,096
Rental income of properties not in the same store portfolio — our properties developed & acquired during the period	(41,695)	(17,837)
Rental income of properties in our Other Segment, not included in the same store portfolio — see Note 12	(11,077)	(8,992)
Effect of changes in foreign currency exchange rates and other	(646)	2,880

Same store portfolio — rental income (1)	$569,198	$536,696	6.1%

Rental Expenses (2)
Rental expenses per our Consolidated Statements of Earnings and Comprehensive Income	$91,256	$67,366
Adjustments to derive same store results:
Rental expenses of properties managed by us and owned by our unconsolidated investees	75,314	58,114
Rental expenses of properties not in the same store portfolio — our properties developed & acquired during the period	(15,944)	(5,389)
Rental expenses of properties in our Other Segment, not included in the same store portfolio — see Note 12	(2,292)	(2,885)
Effect of changes in foreign currency exchange rates and other	(10,622)	1,640

Same store portfolio — rental expenses (2)	$137,712	$118,846	15.9%

Same store portfolio — rental income	$569,198	$536,696	6.1%
Same store portfolio — rental expenses	137,712	118,846	15.9%

Same store portfolio — net operating income	$431,486	$417,850	3.3%

(1)	Rental income in the same store portfolio includes straight-line rents and rental recoveries, as well as base rent. We exclude the net termination and renegotiation fees from our same store rental income to allow us to evaluate the growth or decline in each property’s rental income without regard to items that are not indicative of the property’s recurring operating performance. Net termination and renegotiation fees represent the gross fee negotiated to allow a customer to terminate or renegotiate their lease, offset by the write-off of the asset recognized due to the adjustment to straight-line rents over the lease term. The adjustments to remove these items are included as “effect of changes in foreign currency exchange rates and other” in the tables above.

(2)	Rental expenses in the same store portfolio include the direct operating expenses of the property such as property taxes, insurance, utilities, etc. In addition, we include an allocation of the property management expenses for our direct-owned properties based on the property management fee that is provided for in the individual management agreements under which our wholly owned management company provides property management services to each property (generally, the fee is based on a percentage of revenues). On consolidation, the management fee income earned by the management company and the management fee expense recognized by the properties are eliminated and the direct costs of providing property management services are recognized as part of our consolidated rental expenses. These include the costs to manage the properties we own directly and the properties owned by our unconsolidated affiliates. These expenses fluctuate based on the level of properties included in the same store portfolio and any adjustment is included as “effect of changes in foreign currency exchange rates and other” in the above table. In addition, in the three months ended March 31, 2008, we recognized a $6.0 million increase in insurance expense due to a tornado that struck certain properties owned by us and the property funds, which we insure through our insurance company. This amount is included as “effect of changes in foreign currency exchange rates and other” in the tables above.
Definitive Proxy Statement on Schedule 14A
2. We note your responses to comments 6 and 7 and the company’s intention to provide more detailed disclosure in future filings. Please provide us with more guidance as to the specific type of disclosure you intend to add in response to each comment, including examples and/or charts where applicable.
           In connection with prior comment 6, the Company will revise its description of contingent performance shares in future filings to indicate that officers are granted a specific number of contingent performance shares on a specific grant date and that such contingent performance shares, when earned at the end of a disclosed performance period, may equal a number of Company common shares equal to between 0% and 200% of the number of contingent performance shares initially granted. The Company will further indicate that the number of common shares earned is determined by comparing the Company’s total shareholder return to that of a disclosed group of comparison companies and that if the Company’s total shareholder return over the relevant performance period is (a) in the top 10% of the comparison group then the number of shares earned equals 200% of the number of contingent performance shares initially granted, (b) at the 50th percentile of the comparison group then the number of shares earned equals 100% of the number of contingent performance shares initially granted, (c) in the bottom 10% of the comparison group then the number of shares earned equals 0% of the number of contingent performance shares initially granted, and (d) greater than the bottom 10% and less than the top 10% of the comparison group then the number of shares earned is interpolated on a linear basis between 0% and 200%. In connection with preparing its disclosures next year, the Company will consider the most appropriate way to present this information, whether textual, tabular or a combination of the two.
     In connection with prior comment 7, in future filings the Company will more specifically describe any elements of individual performance and/or contribution that were material to the compensation decisions for the Company’s named executive officers. In the past, the Company’s compensation committee has tended to focus on the team efforts of the Company’s executives in creating value for shareholders and has de-emphasized individual contributions, absent extraordinary circumstances, in making compensation decisions. Differences in compensation levels between the Company’s named executive officers have tended to be driven by market conditions and the amount of responsibility of the individual officers. The Company will clarify these matters in future filings to the extent relevant at the time of the filing. Until the decisions with respect to 2008 compensation have been made, it is difficult to be precise and provide specific examples of the types of disclosure the Company will provide. Such disclosure will necessarily depend on the material performance and/or contribution elements actually taken into account in connection with 2008 compensation decisions, but could include examples of how a named executive officer or the group of named executive officers (a) worked to enhance the long-term interests of the Company’s shareholders, (b) achieved success within his or their primary area(s) of responsibility, and (c) promoted integrity, leadership and positive management behavior within the Company. In addition, if considered as a material factor in 2008 compensation decisions, disclosure would include the compensation committee’s views on the individual and group contributions of such officers in growing the Company’s funds from operations, raising capital and achieving other disclosed Company financial and operating achievements.

* * * * *
          Please contact the undersigned at (303) 567-5344 if you have any questions or require additional information.
Sincerely,
/s/ William E. Sullivan
William E. Sullivan
Chief Financial Officer

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